Back 2012-04-18, 17:50:56, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Norris.B **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2073284	
Security designation	Options (Common Shares)	
Opening balance of securities or contracts held	135000	
Opening balance of equivalent number or value of underlying securities	135000	
Date of transaction	2012-04-09	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	135000	Insider's calculated balance
Filing date/time	2012-04-18 17:50:51	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities